Exhibit 99.2

Explanatory Note

This annual report serves to provide Holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Notes”) with Studio City Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal years ended December 31, 2012 and 2011, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Notes. Studio City Finance Limited is a subsidiary of Melco Crown Entertainment Limited.

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Studio City Finance Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2012

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4

EXCHANGE RATE INFORMATION	5

SELECTED CONSOLIDATED FINANCIAL INFORMATION	6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	8

BUSINESS	16

MANAGEMENT	25

RELATED PARTY TRANSACTIONS	27

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS	28

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

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INTRODUCTION

In this annual report, unless otherwise indicated:

•	“Acquisition” refers to MCE’s acquisition of its 60% interest in SCI on July 27, 2011;

•

“Additional Development” refers to the additional development project on the Studio City site, which is expected to include an additional 5-star luxury hotel and related facilities, retail, entertainment and gaming expansion capacity;

•

“Casino Management Arrangements” refers to the services and right to use agreement entered into among, inter alios, Melco Crown Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, as further from time to time, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“China,” “mainland China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments Limited;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•

“Crown” refers to Crown Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•

“Land Grant” refers to the land concession by way of lease, for a period of 25 years as of October 17, 2001 for a plot of land situated at the Studio City site, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments’ name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012 and including any other amendments from time to time to such land concession;

•	“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the People’s Republic of China;

•

“MCE” refers to Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands whose shares are listed on both the NASDAQ Global Market and HKSE, and which, through its wholly owned subsidiary MCE Cotai Investments Limited, owns a 60% interest in SCI;

•	“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

•

“Melco Crown Macau” refers to MCE’s subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of a gaming subconcession;

•

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•

“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“New Cotai, LLC” refers to New Cotai, LCC, a Delaware limited liability company owned by New Cotai Holdings;

•	“our board” refers to the board of directors of our company or a duly constituted committee thereof;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation that is now known as Consolidated Media Holdings Limited;

•

“Project Costs” refer to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of the Studio City Project, as subsequently amended in accordance with the Studio City Project Facility;

•

“Reorganization” refers to our reorganization pursuant to which our company became the intermediate holding company of Studio City Holdings Two, Studio City Developments, Studio City Services, Studio City Hospitality, Studio City Entertainment and Studio City Hotels;

•

“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability, and an indirect parent of our company;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau to be developed, consisting of the Studio City Project and the Additional Development;

•	“Studio City Casino” refers to the gaming areas to be constructed or operated within the Studio City Project;

•

“Studio City Developments” refers to our wholly owned indirect subsidiary, Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited), a Macau company;

•

“Studio City Entertainment” refers to Studio City Entertainment Limited, our wholly owned indirect subsidiary (formerly known as MSC Diversões, Limitada and previously known as New Cotai Entertainment (Macau) Limited), a Macau company;

•	“Studio City Holdings” refers to Studio City Holdings Limited, a company incorporated in the British Virgin Islands and our intermediate holding company;

•	“Studio City Holdings Two” refers to Studio City Holdings Two Limited, a company incorporated in the British Virgin Islands and our wholly owned indirect subsidiary;

•	“Studio City Hong Kong” refers to Studio City (HK) Limited, a Hong Kong incorporated company and a wholly owned subsidiary of SCI;

•

“Studio City Hospitality” refers to Studio City Hospitality and Services Limited, formerly known as MSC Hospitalidade e Serviços Sociedade Unipessoal Limitada, a company incorporated under the laws of Macau and an indirect subsidiary of Studio City Holdings Two;

•	“Studio City Hotels” refers to Studio City Hotels Limited formerly known as MSC Hotéis, Limitada, a company incorporated under the laws of Macau and a subsidiary of Studio City Holdings Two;

•	“Studio City Investments” refers to Studio City Investments Limited, a company incorporated in the British Virgin Islands and our wholly owned direct subsidiary;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion) and consisting of a delayed draw term loan facility and revolving credit facility;

•

“Studio City Project” or the “Project” refers to the first phase of our project to develop the Studio City site into a large-scale integrated leisure resort called “Studio City” combining 5-star luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio);

•	“Studio City Services” refers to Studio City Services Limited, formerly known as MSC Serviços Limitada, a company incorporated under the laws of Macau and a subsidiary of Studio City Holdings Two;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we,” “us,” “our company” and “our” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2012 and 2011 and as of December 31, 2012 and 2011.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2012 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7507 to US$1.00. On April 5, 2013, the noon buying rate was HK$ 7.7650 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary statements of operations, balance sheet and cash flows information are derived from our audited consolidated financial statements for the year ended December 31, 2012 and 2011 and the notes relating thereto, which are included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and the notes to those statements included elsewhere in this annual report.

The financial information presented below and included in the consolidated financial statements in this annual report accounted for the Reorganization completed on January 3, 2012, as a reorganization of entities under common control in a manner similar to pooling of interests, with assets and liabilities stated at their historical amounts. Accordingly, those consolidated financial statements have been presented as if the current corporate structure had been in existence throughout the periods presented. In addition, these historical results are not necessarily indicative of the results that you may expect for any future period, particularly as our company is in the early stages of development of Studio City.

	Year Ended December 31,
	2012	2011
	(In thousands of US$)
CONSOLIDATED STATEMENT OF OPERATIONS:
OPERATING REVENUE
Other revenue	$655	$—

OPERATING COSTS AND EXPENSES
General and administrative	(972)	(672)
Amortization of land use right	(8,817)	(1,945)
Pre-opening costs	(2,672)	(1,140)

Total operating costs and expenses	(12,461)	(3,757)

OPERATING LOSS	(11,806)	(3,757)

NON-OPERATING EXPENSES
Interest income	8	—
Interest expenses, net of capitalized interest	(4,616)	(1,285)
Amortization of deferred financing cost	(123)	—
Foreign exchange loss, net	(25)	(1)

Total non-operating expenses	(4,756)	(1,286)

NET LOSS	$(16,562)	$(5,043)

	As of December 31,
	2012	2011
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS:
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$5,393
Restricted cash	125,463	—
Amounts due from affiliated companies	540	—
Prepaid expenses and other current assets	2,669	1,368

Total current assets	128,672	6,761

PROPERTY AND EQUIPMENT, NET	272,421	162,028
LONG-TERM PREPAYMENT AND DEPOSITS	20,371	432
RESTRICTED CASH	741,683	—
DEFERRED FINANCING COST	16,546	—
LAND USE RIGHT, NET	166,435	70,767

TOTAL ASSETS	$1,346,128	$239,988

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$104,018	$9,915
Amounts due to affiliated companies	1,547	159,142
Amount due to ultimate holding company	354	625
Amount due to intermediate holding company	—	30

Total current liabilities	105,919	169,712

LONG-TERM DEBT	825,000	—
ADVANCE FROM IMMEDIATE HOLDING COMPANY	90,084	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	53,131
OTHER LONG-TERM LIABILITIES	1,608	—
LAND USE RIGHT PAYABLE	71,358	47,020
SHAREHOLDER’S EQUITY (DEFICIT)
Ordinary shares at US$1 par value per share (Authorized—50,000 shares and issued—1 share as of December 31, 2012 and 2011)	—	—
Additional paid-in capital	298,596	—
Accumulated other comprehensive loss	(65)	(65)
Deficit accumulated during the development stage	(46,372)	(29,810)

Total shareholder’s equity (deficit)	252,159	(29,875)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)	$1,346,128	$239,988

	Year Ended December 31,
	2012	2011
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash used in operating activities	$(4,286)	$(2,611)
Cash used in investing activities	(968,778)	(14,068)
Net cash provided by financing activities	967,671	21,918
Effect of foreign exchange on cash and cash equivalents	—	1

Net (decrease) increase in cash and cash equivalents	(5,393)	5,240
Cash and cash equivalents at beginning of year	5,393	153

Cash and cash equivalents at end of year	$—	$5,393

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements for the year ended December 31, 2012 and 2011 included in this annual report were prepared in accordance with U.S. GAAP and reflect the Reorganization. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

SCI is controlled and 60%-owned by MCE, which is a developer, owner and, through Melco Crown Macau, an operator of casino gaming and entertainment resort facilities focused on the Macau market. On July 27, 2011, MCE, through its wholly owned subsidiary, MCE Cotai Investments Limited, acquired a 60% interest in SCI from an affiliate of eSun Holdings Limited, an independent third party. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai, LLC.

We are currently developing the Studio City Project, an integrated entertainment, retail and gaming resort in Cotai, Macau. With a completion schedule of 36 months after the commencement of construction, the Studio City Project is expected to open around mid-2015.

Although our current budget remains subject to change, our estimation is that the total cost of developing and constructing the Studio City Project up to the point of initial opening will be approximately US$2,950 million, which includes the design and construction budget of US$2,042 million. We expect to fund the project costs through to the opening of the Studio City Project through equity contributions by and/or subordinated loans from our shareholders of approximately US$825.0 million, US825.0 million from the Studio City Notes and US$1.3 billion from the Studio City Project Facility.

On September 25, 2012, MCE entered into an amendment to the shareholders’ agreement with MCE Cotai Investments Limited, New Cotai, LLC and SCI. The purpose of the amendment was to facilitate the continued development, construction and funding of the Studio City Project. The amendment included, among others, MCE Cotai Investments Limited’s agreement to purchase additional shares in SCI, up to a maximum aggregate amount of US$350 million, and New Cotai, LLC’s equity option (which may only be exercised once) to acquire up to 40% of such additional shares in SCI acquired by MCE Cotai Investments Limited. The New Cotai, LLC equity option was granted so that MCE Cotai Investments Limited and New Cotai, LLC may preserve their existing interests in SCI.

Factors Affecting Our Current and Future Operating Results

Our historical operating results will not be indicative of future operating results because activities previously undertaken were related to our early development stage and our planned future activities include the construction, development and operation of the Studio City Project. Until the Studio City Project commences commercial operations around mid-2015, we will still be in the development stage and we do not expect to generate any revenue other than an immaterial amount of bank interest income from accounts in which the proceeds from the Studio City Notes and other sources will be deposited. During construction, we will have substantial payment obligations relating to the design, development, construction, equipping, financing and opening of the Studio City Project pursuant to certain agreements. See “—Indebtedness and Capital Contributions—Long Term Indebtedness and Contractual Obligations.”

Following the opening of the Studio City Project, we expect to derive a majority of revenues from the Studio City Casino’s gaming operations and our remaining revenues from other operations of the Studio City Project, including the hotel, food and beverage, retail and entertainment. We expect the Studio City Casino’s gaming operations to be the primary contributor to our earnings. Following the opening of the Studio City Casino, the expenses incurred will be significantly different than those incurred during the development period.

Our expenses will relate primarily to the operation of the Studio City Project. We anticipate the operating costs will be primarily related to the payment of the Studio City Project’s (including the Studio City Casino’s) payroll, benefits and related costs of employment, management fees, marketing related expenses including advertising and promotion, complementary offers and other customer incentives, daily fees and licensing fees for certain gaming equipment, costs of goods sold for food and beverage and retail operations, utility costs and other facility-related costs, including maintenance and supplies, accounting, legal, administrative and other professional and consulting services, insurance premiums, recurring fees for information systems, expenses for security, surveillance, custodial and other departments and corporate expenses.

Our operating expenses will also include amortization of land use rights and depreciation and amortization of assets. We expect that non-operating (expenses) income will include interest (including interest rate hedging) income and expenses, amortization of deferred financing costs, loan commitment fees, foreign exchange gain and loss as well as other non-operating income and as we are currently subject to Macau complementary tax, this may result in income tax expenses (credits).

Set out below is a discussion of the most significant factors that we expect may affect our results and financial condition in future periods during the development stage and/or after the Studio City Project commences operations. Factors other than those set forth below could also have significant impact on the results of operations and financial condition in the future.

Construction and Operation of the Studio City Project

Our results of operations are, and will continue to be, significantly affected by the ongoing development, construction and eventual opening of the Studio City Project. We have incurred and expect to continue to incur significant expenses in relation to the construction of the Studio City Project, such as the payments due to various contractors in connection with the design, development and opening of the Studio City Project and payment of principal and interest on borrowings under the Studio City Project Facility. Also, our costs may be affected by volatility in the price of construction materials such as steel and cement, which are subject to market forces. We also expect to incur significant pre-opening expenses, such as employee training and advertising costs, and when the Studio City Project commences operations, we will begin to record revenues and operating expenses in relation to Studio City Project’s operations. In addition, we may incur higher amortization and interest charges in relation to higher construction costs if Studio City Project’s opening is delayed.

Access to and Cost of Financing

Our ability to obtain financing, as well as the cost of such financing, affects our business. Although we expect all of our estimated expenses for the development and construction of the Studio City Project will be sufficiently funded by the Studio City Notes and the Studio City Project Facility and through the receipt of equity contributions and/or subordinated loans from our shareholders, a number of factors may cause us to seek additional financing for the ongoing construction and operations of the Studio City Project. Our ability to access such additional financing is subject to a variety of factors, including interest rates and other funding costs and market conditions. Any lack of access or higher costs in relation to additional financing that we may require could negatively impact our plans to complete, operate, expand and develop the Studio City Project.

Additional Development

We are currently examining options for the Additional Development and expect to fully develop the Studio City site as required under the Land Grant. The Additional Development is expected to include additional 5-star luxury hotel and related facilities, as well as an expansion of retail, entertainment and gaming capacity. Such project will require additional financing (which has not been obtained or committed as of the date of this annual report). To the extent that any of these plans are finalized, the associated costs of such project will have a material effect on our financial condition, including the amount of our indebtedness and results of operations.

Gaming and Leisure Market in Macau

Studio City Project’s business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. Such growth will be affected by visitation to Macau and whether Macau develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, as well as the ability to compete effectively against Studio City Project’s existing and future competitors for market share. The levels of tourism and overall leisure activity in Macau are expected to be key drivers of our business. We believe that visitation and gaming revenue growth for the Macau market have been, and will continue to be, driven by a combination of factors, including Macau’s proximity to major Asian population centers; liberalization of restrictions on travel to Macau from China and liberalization of currency restrictions to permit Chinese citizens to take larger sums of foreign currency out of China when they travel; increasing regional wealth, leading to a large and growing middle class in Asia with more disposable income; infrastructure improvements that are expected to facilitate more convenient travel to and within Macau; and an increasing supply of premium quality casino, hotel and entertainment offerings in Macau.

Ability to Attract and Retain Key Customers and Maintain Relationships with Gaming Promoters

Studio City Casino’s operating performance will be influenced by the ability to attract and retain key customers and gaming promoters, which will directly impact the results of operations and cash flow. Studio City Casino’s ability to attract mass market and premium direct rolling chip customers through, among other things, the marketing strategies will impact a significant portion of our gaming revenues and profitability. Studio City Casino will likely rely on gaming promoters to source and, in most cases, provide credit to the majority of our rolling chip customers, which in turn will likely contribute a substantial portion of gaming revenues. Further, the commission structure arrangements to be agreed with gaming promoters may materially impact the gaming expenses.

Taxes

Companies in Macau are, generally, subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws. In addition, Concessionaires and Subconcessionaires are currently subject to a 35% special gaming tax as well as other levies of up to 4% under the relevant concession or subconcession contract and benefit from a corporate tax holiday from the 12% Macau complementary tax on their gaming revenues.

Although Melco Crown Macau benefits from such corporate tax holiday, which expires in 2016, we do not benefit from such corporate tax holiday because we are not a Concessionaire or Subconcessionaire.

We intend to apply, through our subsidiary Studio City Hotels, for a declaration of utility purpose for the Studio City Project, pursuant to which we would be entitled to a property tax holiday for a period of 12 years on any immovable property of the Studio City Project. Under such tax holiday, we would also be allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of Macau complementary tax and to apply for a vehicle tax holiday on specific vehicles purchased. However, there can be no assurances that such tax benefits will be granted to us or, if granted, when will such benefits be effective.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial statements included in this annual report are intended to reflect the Reorganization as if our company had been in existence and operation and as if the reorganized structure had been in existence for all of the financial periods presented in this annual report and that the Reorganization Companies were transferred to us as of the earliest period presented. Accordingly, the consolidated financial statements represent our company’s financial condition, statements of operations and cash flows based on the assumption that the Reorganization had already taken place prior to the relevant financial periods presented in this annual report.

Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments that are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below significantly affect our judgments and estimates used in the preparation of our consolidated financial statements.

Construction in Progress and Other Long-Lived Assets

During the development and construction stage of our integrated entertainment, retail and gaming resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing cost, are capitalized in property and equipment. The capitalization of such costs begins when the development and construction of a project starts and ceases once the development activity is suspended for more than a brief period or construction is substantially completed. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations and resort facilities are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated entertainment, retail and gaming resort facilities are completed and opened.

Other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of assets are periodically reviewed, including when changes in our business and the operating environment could result in a change in our use of those assets.

Our land use right in Macau under the land concession contract for Studio City is being amortized over the estimated lease term of the land on a straight-line basis. The expiry date of the lease of the land use right of Studio City is October 2026. The maximum useful life of assets at Studio City is therefore deemed to be the remaining life of the land concession contract. We will evaluate whether the term of the land concession contract is to be extended when it is probable that definitive registration will be obtained prior to the end of the land grant term.

Costs of repairs and maintenance are charged to expense when incurred.

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

Recent Changes in Accounting Standards

See note 2 to our consolidated financial statements included elsewhere in this annual report for a discussion of recent changes in accounting standards.

Results of Operations

We are currently in the development stage, and as a result there is no revenue and cash provided by our intended operations. Accordingly, the activities reflected in our consolidated statements of operations mainly relate to general and administrative expenses, amortization of land use right, interest expenses and pre-opening costs. Consequently, as is typical for a development stage company, we have incurred losses to date and expect these losses to continue to increase until we commence commercial operations with the planned opening of the Studio City Project in mid-2015.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

For the year ended December 31, 2012, we had a net loss of US$16.56 million, an increase of US$11.52 million from a net loss of US$5.04 million for the year ended December 31, 2011, primarily due to our continuous development on Studio City, resulting an overall increase in our operating costs and expenses relating to amortization of land use right and pre-opening costs, as well as interest expenses, net of capitalized interest.

Amortization of land use rights expenses in 2012 were US$8.82 million, an increase of US$6.87 million from US$1.95 million incurred in 2011, primarily associated with the amended Studio City land concession contract in July 2012.

Pre-opening costs in 2012 were US$2.67 million, an increase of US1.53 million from US$1.14 million incurred in 2011 primarily due to more administrative costs and salary payments expensed during the year ended December 31, 2012.

Interest expenses (net of capitalized interest) in 2012 were US$4.62 million, compared to US$1.29 million in 2011. The increase in net interest expenses (net of capitalization) of US$3.33 million was primarily due to US$5.84 million interest expenses incurred for the Studio City Notes issued in November 2012 and an increase of US$2.51 million interest expenses on Studio City land use right payable, offset in part by the lower interest expense of US$0.48 million on loan from SCI and higher interest capitalization of US$4.54 million associated with the Studio City construction and development projects which resumed after the Acquisition.

Amortization of deferred financing costs in 2012 of US$0.10 million was associated with the issuance of Studio City Notes in November 2012.

Liquidity and Capital Resources

We have relied and intend to rely on shareholder equity contributions and/or subordinated loans from our shareholders, net proceeds from Studio City Notes and a portion of the Studio City Project Facility to meet our development project needs through the opening of the Studio City Project. As a development stage company relying on such financing sources, our working capital balance may be negative from time to time as the source of funds will be from long-term debt while our liabilities are current. See “—Indebtedness and Capital Contributions” for further details. In addition, we expect our cash outflow to increase as we will have substantial payment obligations relating to various development capital expenditure, pre-opening and working capital expenses and debt financing obligations during the construction period.

As of December 31, 2012, we held restricted cash and cash equivalents of approximately US$867.15 million. The restricted cash comprised of net proceeds from offering of Studio City Notes and the unspent cash from the capital injection for the Studio City Project from the advance from immediate holding company, Studio City Holdings, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City Project in accordance with Studio City Notes and Studio City Project Facility terms. See note 6 to the consolidated financial statements included elsewhere in this annual report for more information.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2012	2011
	(In thousands of US$)
Net cash used in operating activities	$(4,286)	$(2,611)
Cash used in investing activities	(968,778)	(14,068)
Net cash provided by financing activities	967,671	21,918
Effect of foreign exchange on cash and cash equivalents	—	1

Net (decrease) increase in cash and cash equivalents	(5,393)	5,240
Cash and cash equivalents at beginning of year	5,393	153

Cash and cash equivalents at end of year	$—	$5,393

Operating Activities

We are currently developing the Studio City Project and therefore there is no revenue and cash generated from our intended operations. Cash used in operating activities during the presented periods in this annual report mainly represents the pre-opening costs paid during the construction period and also the settlement/termination fees for agreements entered into by Studio City Developments prior to the Acquisition. For the years ended December 31, 2012 and 2011, net cash used in operating activities were US$4.29 million, US$2.61 million respectively.

Working capital was US$22.75 million and a negative US$162.95 million as of December 31, 2012 and 2011 respectively. The substantial improvement was primarily attributable to the net proceeds from the issuance of the Studio City Notes. As a development stage company relying on financing from banks and our shareholders, the working capital balance may be negative from time to time as the source of funds will be from long term debt and the liability is current.

Investing Activities

Cash used in investing activities was US$968.78 million for the year ended December 31, 2012, an increase of US$954.71 million compared to US$14.07 million for the year ended December 31, 2011. Such increase was primarily due to increase in restricted cash of US$867.15 million, capital expenditure payment of US$66.20 million as well as the scheduled installment payment of US$35.43 million for Studio City’s land premium.

The increase in restricted cash of US$867.15 million was primarily due to the deposit of net proceeds from the issuance of Studio City Notes of US$812 million and other bank accounts that are restricted for withdrawal and payment of Studio City Project costs in accordance with the terms of Studio City Notes and Studio City Project Facility.

Cash used in investing activities was US$14.07 million for the year ended December 31, 2011, primarily due to the payment of design and preliminary works in connection with Studio City.

Financing Activities

Net cash provided by financing activities was US$967.67 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of Studio City Notes totaling US$825 million in November, 2012, the advances/fund transfer from Studio City Holdings, our immediate holding company and Studio City Hong Kong, our affiliated company, which are unsecured, non-interest bearing and repayable on demand, of US$90.08 million and US$86.49 million, respectively. These were offset in part by the prepaid debt issuance costs of US$18.81 million associated with Studio City Project Facility and payment of debt issuance costs associated with Studio City Notes of US$15.09 million.

Cash provided by financing activities were US$21.92 for the year ended December 31, 2011. The amounts represent advances from Studio City Hong Kong.

Indebtedness and Capital Contributions

The following table presents a summary of our indebtedness as of December 31, 2012:

As of December 31,
2012
(in thousands of US$)
Studio City Notes	$825,000

Major changes in our indebtedness during the year ended and subsequent to December 31, 2012 are summarized below.

On November 26, 2012, we issued US$825.0 million aggregate principal amount of 8.50% Studio City Notes due 2020, which were priced at par and listed on the Official List of the SGX-ST. The net proceeds were used to fund the Studio City Project. The Studio City Notes accrue interest at a rate of 8.50% per annum with semi-annual interest payments due each year, accruing from the issuance date of the Studio City Notes on November 26, 2012. See note 6 to the consolidated financial statements included elsewhere in this annual report for more information.

On January 28, 2013, we entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Company Limited and its subsidiaries.

For further details of the above indebtedness, please refer to note 6 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Please also refer to “Long Term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Long Term Indebtedness and Contractual Obligations

The following table summarizes our long term indebtedness and significant contractual obligations and commitments as of December 31, 2012.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
Studio City Notes	$—	$—	$—	$825.0	$825.0
Fixed interest payments	70.1	140.3	140.3	204.5	555.2
Other contractual commitments:
Government annual land use fees(2)	0.5	1.0	1.0	9.5	12.0
Fixed interest on land premium(2)	5.2	3.6	—	—	8.8
Construction, plant and equipment acquisition commitments	380.6	328.8	—	—	709.4

Total contractual obligations	$456.4	$473.7	$141.3	$1,039.0	$2,110.4

(1)	See note 6 to the consolidated financial statements included elsewhere in this annual report for further details on this debt facility.
(2)	The land concession for the Studio City site, in which we hold a 60% equity interest, located on a land parcel in which we have received a land concession from the Macau government for a 25-year term from October 17, 2001, is renewable for further consecutive periods of ten years each until December 19, 2049. Renewal of the land concession is subject to obtaining approval from the Macau government.

Off-Balance Sheet Arrangements

Except as disclosed in note 12(c) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

In accordance with the provisions of the Macau Commercial Code, all companies incorporated in Macau, such as our subsidiaries incorporated in Macau, are required to set aside a minimum of 25% of such subsidiary’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of such subsidiary’s share capital. The legal reserve sets aside an amount as reflected in the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2012 and 2011, there was no reserve set aside in each of the relevant periods presented.

Restrictions on Distributions

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for our company and its restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. As of the date of this annual report, we have not invested in derivative or foreign currency based financial instruments. We believe our primary exposure to market risk will be interest rate risk associated with our substantial future indebtedness.

Interest Rate Risk

During the year ended December 31, 2012, we have not entered into any derivatives or other transactions to hedge interest rate risk. We will hedge our exposure to floating interest rates in a manner we deem prudent. We do not intend to engage in derivative transactions or other financial instruments for trading or speculative purposes. Under the Studio City Project Facility, the Borrower is required to obtain and maintain interest rate protection through interest rate swaps, caps, collars or other arrangements reasonably satisfactory to the agent for the Studio City Project Facility against increases in interest rates with respect to not less than 50% of the delayed draw term loan facilities amount outstanding for a period of not less than three years.

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We have no cash flow exposure due to interest rate changes on the Studio City Notes because they bear interest at fixed rates. However, we do have cash flow exposure under the Studio City Project Facility, including the revolving credit portion, due to their floating interest rates based on HIBOR. Assuming we borrowed the full amount available under the term loan portion of our Studio City Project Facility, but did not borrow any amounts under the revolving credit portion of our Studio City Project Facility, a one percent (1%) change in HIBOR would increase our combined interest expense on the Studio City Project Facility by approximately US$13 million per year, without taking into account the effect of any hedging instruments.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations, our anticipated indebtedness and the presentation of our consolidated financial statements in U.S. dollars. The H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau. In addition, a significant portion of our indebtedness, as a result of the Studio City Notes and potentially, the Studio City Project Facility, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. The exchange rates between these currencies have remained relatively stable over the past several years, resulting in minimal foreign exchange exposure for us. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions.

BUSINESS

Overview

We are an indirectly owned subsidiary of SCI, which is controlled and 60%-owned by MCE, a developer, owner and, through Melco Crown Macau, an operator of casino gaming and entertainment resort facilities focused on the Macau market. On July 27, 2011, MCE, through its wholly owned subsidiary, MCE Cotai Investments Limited, acquired a 60% interest in SCI from an affiliate of eSun Holdings Limited, an independent third party. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai, LLC.

Studio City is one of the few integrated resort development projects to be developed in Cotai that currently has a land grant concession. We are developing the Studio City Project to be a cinematically-themed integrated resort, designed to deliver a unique entertainment proposition to visitors to Macau. We also expect the Studio City Project to capture the increasingly important mass market segment in Asia and, in particular, from Greater China, with its destination theming, unique and innovative interactive attractions, and strong Asian focus. In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.

We will operate the gaming areas of Studio City pursuant to a services agreement entered into by our subsidiary, Studio City Entertainment, with Melco Crown Macau, dated May 11, 2007 and amended on June 15, 2012, as further amended from time to time, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or be related to the aforementioned agreement. Melco Crown Macau will be reimbursed for the costs incurred in connection with its operation of the Studio City Casino and will retain a portion of the gross gaming revenues from such operation, which will be reinvested in the Studio City Project.

The initial site preparation for the Studio City Project has been substantially completed. Additional site preparation works for the updated design of the Studio City Project recommenced in the third quarter of 2012. The Studio City Project is expected to include a 5-star luxury hotel (which we currently expect to operate under our own branding) and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio). The Studio City Project is currently targeted to open by mid-2015. Our plan for the Additional Development of the Studio City site, which is expected to include additional 5-star luxury hotel and related facilities, as well as an expansion of retail, entertainment and gaming capacity, is currently being prepared and remains subject to change.

Total construction and design costs are currently budgeted at approximately US$2,042 million. As of December 31, 2012, we had incurred approximately US$132.6 million (excluding the cost of land) for the development of the Studio City Project since the Acquisition, primarily for land premium, site preparation costs and design and consultation fees. Other than utilizing internal cash flow, we have entered into financing arrangements for the Studio City Project, namely the Studio City Notes and the Studio City Project Facility.

The total gross construction area of the Studio City Project is approximately 5.0 million square feet (equivalent to approximately 463,000 square meters), and while the current Studio City plans remain subject to change, the Studio City Project is expected to feature an array of gaming and non-gaming amenities, including:

•	gaming capacity of up to 500 gaming tables and over 1,500 gaming machines;

•	a high-rise structure accommodating self-managed 5-star luxury hotel facilities with approximately 1,600 rooms; and

•	retail area with a gross construction area of approximately 0.39 million square feet (equivalent to approximately 36,000 square meters).

We have engaged Paul Y Construction Company Limited as our piling contractor, which has re-commenced the necessary piling and site foundation works after successfully securing the necessary construction permit. We have also commissioned Leigh and Orange Limited as our executive architect and engaged PY Construction (Macau) Limited and Yau Lee Construction (Macau) Company Limited as the main construction contractor. We also plan to engage an internationally recognized company specializing in the development of retail space on the Studio City Project.

In addition to the contractors set forth above, we are in the continuous process of appointing architectural, design and interior design firms specializing in gaming and hospitality venues to provide design services to the various areas of the Studio City Project. These consultants are expected to be directly appointed by Studio City Developments and will be managed by the project team.

Competitive Strengths

Optimal location

Studio City is located in Cotai, an area that has become the key growth driver for Macau, where major gaming operators intend to develop further integrated resorts. Branded as “Where Cotai Begins”, Studio City is strategically located directly adjacent to the Lotus Bridge immigration checkpoint and is located along one of the planned Cotai hotel-casino resort stops on the Macau Light Rail Transit line, which is expected to commence operations in 2015. Studio City Project’s close proximity to these two key entry and transit points is a key competitive advantage, likely making the property one of the first stops for a large number of visitors from Mainland China to Cotai. We believe that Studio City’s location as the first hotel-casino resort stop in Cotai is important in driving mass market visitation, enabling the property to capture a meaningful share of these customers’ spending.

Furthermore, we expect that Studio City’s location and Studio City Casino’s complementary mass market focus will enable significant cross-marketing and cross-promotional opportunities with MCE’s City of Dreams integrated resort, which focuses on the premium mass and VIP markets and is located only minutes by car and two stations away on a proposed light rail from Studio City.

In addition, we believe that the planned development of Hengqin Island, China, will substantially increase traffic flow over time through the Lotus Bridge immigration checkpoint, further enhancing Studio City’s access to its core mainland Chinese target market.

Innovative property with a focus on non-gaming entertainment attractions

We anticipate that Studio City Project’s unique design, including its striking and iconic exterior, will enhance the appeal of the property, particularly to the mass market segment, and help capture visitors entering Macau via the Lotus Bridge. Gary Goddard Entertainment, a United States based entertainment and hospitality design specialist, has helped create Studio City Project’s architectural concepts, leveraging their vast experience from numerous international resort projects.

The following is an artist’s impression of the Studio City Project and may be subject to change:

We believe that our focus on non-gaming entertainment attractions will differentiate the Studio City Project from existing Macau resort offerings, which currently place a higher emphasis on gaming, retail and/or meeting, incentives, convention and exhibition offerings. The cinematically-themed entertainment offerings are expected to include regional pop artist concerts, a “Golden Wheel” attraction, as well as several other interactive rides and attractions including, a 5,000 seat multi-purpose entertainment studio, designed to cater to a broad range of customer tastes and preferences. We expect to benefit from MCE’s creative expertise in developing market leading innovative non-gaming entertainment attractions, such as “The House of Dancing Water” show, the “Dragon’s Treasure” show in The Bubble and the Club Cubic nightclub. We believe that leveraging MCE’s creative experience will assist us in delivering world-class innovative entertainment experiences.

The Studio City Project will also offer numerous casual and fine dining restaurants and bars, as well as other food and beverage outlets.

Significant Macau operational experience of our controlling shareholder

Our controlling shareholder, MCE, together with its subsidiaries, has significant experience in the Macau gaming market, having first entered the market in 2003. MCE and its subsidiary, Melco Crown Macau, which will operate the Studio City Casino, have successfully developed and are currently operating two major Macau based casino operations, City of Dreams and Altira Macau, illustrating a thorough understanding and knowledge of the Macau gaming industry, including customer needs and preferences, regulatory processes and approvals, and the current and future competitive landscape.

We expect to leverage our relationship with MCE to maximize economies of scale through cost saving initiatives, including the centralization of shared services and support functions, such as legal services, information technology, human resources, supply chain logistics, sales and marketing, warehousing, strategic sourcing and transportation.

We believe that one of our strengths is the combined expertise of our controlling shareholder, MCE, and Melco and Crown, major shareholders of MCE, both of whom are represented on the board of directors of SCI, our parent. Melco has an established reputation and a broad network of business relationships in Macau, Hong Kong and elsewhere in Greater China, and was one of the first to tap the rapidly growing leisure, gaming and entertainment market in Macau. Crown is one of Australia’s largest entertainment groups and is an experienced gaming company. We believe that successfully leveraging MCE’s operational experience should minimize the Studio City Project’s ramp up period after its initial opening.

Ability to leverage an established customer and international sales network and loyalty programs

We expect to leverage MCE’s extensive customer and sales network in Asia, as well as its well-developed and recognized customer hosting and loyalty programs in order to build and develop our own customer base and drive visitation for the Studio City Project to achieve revenue growth. We also expect to leverage our relationship with MCE to capitalize on strategic revenue growth opportunities, including joint marketing and sales campaigns, as well as enticements at MCE properties to visit the Studio City Project and vice versa, and multi-location gaming machine jackpots.

Premier development team

Our core project management team and board of SCI include various individuals with significant experience in developing multi-billion dollar integrated resort projects. These individuals have extensive experience developing integrated resorts with total construction costs of over US$10 billion. Marquee integrated resorts that they have been involved in include: Altira Macau, City of Dreams, MGM Macau, Wynn Macau, Venetian Macau, Cosmopolitan Las Vegas and Marina Bay Sands Singapore.

Strong shareholder support and significant equity investment

MCE made an initial investment of US$360 million relating to the Acquisition. In addition, as of the date of this annual report, MCE and New Cotai, LLC, shareholders of SCI, contributed US$490 million to the Studio City Project in accordance with the shareholder agreement. Our shareholders are expected to provide total equity contribution and/or subordinated loans of US$825 million and SCI is expected to procure completion support of US$225 million through letters of credit or cash collateral. We believe that the significant equity investment of our shareholders provides us with a prudent capital structure.

Our Strategies

Differentiate the integrated resort with significant non-gaming attractions

The Studio City Project is expected to be differentiated from existing hotel-casino integrated resorts through our emphasis on entertainment and interactive attractions. We believe that the success of City of Dreams’ “The House of Dancing Water” show, the Club Cubic nightclub and the “Dragons Treasure” show in The Bubble illustrates a strong demand for quality entertainment offerings in Macau, which we believe is currently underserved in Macau. “The House of Dancing Water” show has entertained over 1.5 million customers since commencing operation in September 2010, averaging occupancy rates of over 90% in its approximately 2,000 seat theater.

We believe that the Studio City Project’s large number of themed restaurants, interactive entertainment offerings and architecturally unique façade will differentiate Studio City from Macau’s existing integrated resorts, help drive traffic into the property and extend the length of the patrons’ stay. The multi-purpose entertainment studio and TV production pods are expected to be located within the retail mall complex. In addition to the studio, we currently expect to build several entertainment-related attractions and rides at various locations, including a “Golden Wheel” (a Ferris wheel), “Flying Theater” (a special effects cinema), Holographic Concert, and Hall of Good Fortune (a hall of mirrors).

Focus on the higher margin mass market customer segment

The Studio City Project aims to be a mass market focused integrated resort. Studio City Casino intends to favor the mass market segment in Macau, given the typically higher operating margins and higher expected growth rates, when compared to the rolling chip segment. Incremental costs associated with the VIP rolling chip segment, compared to the mass market segment, include gaming promoter commissions and higher customer incentives. Mass market customers will be targeted by leveraging the Studio City Project’s diversified entertainment attractions, strategic marketing and promotional campaigns, as well as through a unique and tiered customer loyalty program, which will cater to a wide range of customers.

The mass market segment is more stable than the VIP rolling chip segment. During the global financial crisis in 2008 and 2009, Macau’s quarterly mass market growth remained positive despite the significant disruptions to global markets and weak global economic conditions.

Develop comprehensive marketing and customer loyalty programs

The marketing efforts for the Studio City Project will be centralized within MCE, enabling substantial cost and revenue synergies, including, among other things, joint marketing and promotional campaigns. We intend to build up an extensive sales reach throughout our core target markets, including China, Hong Kong and Taiwan, ensuring that we strategically target our intended customer base and increase visitation and brand recognition.

We expect that the Studio City Casino will develop strong customer loyalty programs, tailored to attract and retain key customers, with a tiered loyalty approach ensuring each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. We anticipate that the Studio City Casino will participate in cross marketing and sales campaigns developed by Melco Crown Macau as well as participate in customer loyalty strategies, which we believe will minimize the Studio City Project’s ramp up period, reduce marketing costs through scale synergies and maximize cross-revenue opportunities through complementary marketing programs and campaigns.

Create a first class customer experience

We aim to provide Studio City’s customers with a high quality experience through Studio City’s product offering and service quality. We believe Studio City’s variety of gaming and non-gaming attractions will provide customers with a superior overall entertainment experience. We expect customers to be able to dine and shop, attend concerts and enjoy the various interactive rides and attractions while also being able to play table games and gaming machines, all without leaving our property. We believe that by leveraging MCE’s operational expertise, we will be able to provide superior customer service. For example, the Studio City Project will have access to MCE’s experienced management team and service staff and will be able to share in the extensive training and hiring programs designed by MCE.

Studio City Project

Our current plan is to develop the Studio City Project into a large-scale cinematically-themed integrated resort, consisting of 5-star luxury hotel and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio). Although our current budget remains subject to change, our estimation is that the total cost of developing and constructing the Studio City Project up to the point of initial opening will be approximately US$2,950 million, which includes the design and construction budget of US$2,042 million. As of December 31, 2012, we had incurred approximately US$132.6 million (excluding the cost of land) for the development of the Studio City Project since the Acquisition, primarily for land premium, site preparation costs and design and consultation fees. We expect to fund the project costs through to the opening of the Studio City Project through equity contributions by and/or subordinated loans from our shareholders of approximately US$825.0 million, US825.0 million from the Studio City Notes and US$1.3 billion from the Studio City Project Facility.

Development of the Studio City Project

The following information describes our plans for the development for the Studio City Project as of the date of this annual report. As we are continually reviewing and developing our project plans, the following description is subject to further revision and change.

Gaming Capacity

The gross construction area for the of Studio City Project is approximately 5.0 million square feet (equivalent to approximately 463,000 square meters). The Studio City Casino is expected to have gaming capacity of up to 500 gaming tables and over 1,500 gaming machines.

Hotel

It is anticipated that the hotel will include a high rise structure accommodating self-managed 5-star luxury hotel facilities with approximately 1,600 rooms.

Retail

It is anticipated that the retail space will be located on the lower podium of an integrated superstructure. The total retail gross construction area of approximately 0.39 million square feet (equivalent to approximately 36,000 square meters) is available for the Studio City Project with net leasable area of approximately 0.24 million square feet (equivalent to approximately 22,000 square meters). The retail mall is expected to showcase a variety of shops, and food and beverage offerings.

Entertainment

The multi-purpose entertainment studio and TV production pods are expected to be located within the retail mall complex. The multi-purpose entertainment studio is anticipated to have a total capacity of approximately 5,000 seats.

In addition to the studio, we currently expect to build several entertainment-related attractions and rides at various locations, including “Golden Wheel” (a Ferris wheel), “Flying Theater” (a special effects cinema), Holographic Concert, and Hall of Good Fortune (a hall of mirrors). Development of these entertainment features remains subject to ongoing review and revision, as well as our project budget and necessary approvals.

Targeted Customers

The Studio City Project is expected to focus on targeting the mass market segment (non-VIP), consisting of individuals who are expected to appreciate the broad leisure and entertainment offerings featured at the Studio City Project, including interactive attractions and rides, together with significant retail and food & beverage venues. The Studio City Casino will also cater to the VIP segment, which typically attracts wealthy high-end patrons who seek the excitement of high stakes gaming.

The primary target market is expected to be the mid-to-high income population who are either avid gamblers and/or high frequency visitors to Macau, with a particular focus on the adjacent Guangdong market and the rest of Greater China. The broader Asian region will serve as secondary and tertiary target markets.

Location and description of the Land Grant

Studio City is to be developed in Cotai as an integrated resort development project under a land grant concession granted by way of lease for the Site.

Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) and is strategically adjacent to a projected light rail station and Lotus Bridge immigration checkpoint, “Where Cotai Begins” which connects Macau to Hengqin Island, PRC. The Studio City Project entrance will be approximately a one minute walk from the immigration checkpoint and will be interconnected to the property via a sheltered pedestrian walkway. This direct access from key entry and transit points for Macau visitors will allow Studio City to become the natural first stop in Macau and likely benefit from the largest share of spending from these customers. In addition, the Studio City Project’s architecturally striking and iconic exterior will be highly visible and prominent in a prime location, helping to generate significant foot traffic.

Studio City has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.0 million square feet (equivalent to approximately 463,000 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP495.1 million (equivalent to approximately US$61.8 million) was paid as of December 31, 2012, and the remaining MOP930.2 (equivalent to approximately US$116.1 million) will be paid in five bi-annual installments, bearing interest at 5% per annum. Under the Studio City land concession contract, Studio City Developments has provided guarantees in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

The Studio City land concession contract, as amended by Dispatch of the Secretary for Transportation and Public Works no. 31/2012, of July 19, 2012, permits Studio City Developments to build a complex comprising a five-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

Shared Services and Management

We intend to share certain resources and services with MCE and certain of its affiliates or subsidiaries, including senior management services, marketing capabilities, operations, supply chain logistics, warehousing and strategic sourcing, transportation, legal and compliance services, finance and accounting, information technology, human resources services and other customarily centralized corporate functions.

We believe that the use of shared resources and services with MCE and certain of its affiliates or subsidiaries will provide us with synergy opportunities through leveraging MCE’s extensive Macau experience, utilizing MCE’s existing marketing capabilities, realizing cost efficiencies and economies of scale by centralizing support functions and leveraging MCE’s management structure and experience, support service, infrastructure and sales network.

We plan to maximize scale opportunities between MCE and the Studio City Project in a mutually beneficial manner. MCE will be reimbursed for all reasonable costs incurred in connection with the design, development, construction, equipping, supply, installation, testing, commissioning, opening and operation of the Studio City Project. Such costs may include services or goods provided by MCE related entities on prices and terms that are competitive with the prices and terms of goods or services of equal quality available from third parties as evidenced by third party quotes or tenders for service where appropriate.

Advertising and Marketing

Closer to the opening of the Studio City Project and/or once it becomes operational, we plan to seek to attract customers to the Studio City Project and to grow our customer base over time by implementing and undertaking various advertising and marketing activities, which may include utilizing local and regional media for publicity, cultivating good public relations, employing different forms of advertising, offering promotions and entertainment options to customers and hosting special events.

Additional Development

We will develop the remaining land covered by the Land Grant and expect it to include additional 5-star luxury hotel and related facilities, retail, entertainment and gaming expansion capacity. Our plan for the Additional Development is being prepared and remains subject to change.

Competition

Macau Gaming Market

We believe that the gaming market in Macau is and will continue to be intensely competitive. Competitors of the Studio City Project in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties as compared to the Studio City Project.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different Concessionaires—Sociedade de Jogos de Macau S.A. (“SJM”), which is a company listed on the HKSE in which Mr. Lawrence Ho, the co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Resorts (Macau) S.A. (“Wynn Macau”), a subsidiary of Wynn Resorts Ltd.; and Galaxy Casino, S.A. (“Galaxy”), a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to Venetian Macau Limited (“VML”), a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao and Sands Cotai Central. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has announced its intention to develop a new casino in Cotai and accepted a proposed land concession contract in October 2012, which remains subject to the formal approval of the Macau government.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition, they opened an extension to the Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau resort opened in Cotai in May 2011. In 2012, Galaxy started the construction for phase II of Galaxy Macau.

VML with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau Peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. VML has also announced proposals for further large developments in Cotai, one of which has opened in 2012.

MGM Grand Paradise, with a subconcession under SJM’s concession opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction in February 2013.

Melco Crown Macau also operates Altira Macau (located in Taipa Island), which opened in May 2007, the City of Dreams (located in Cotai), which opened in June 2009 and Mocha Clubs, which commenced operation in September 2003.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these Concessionaires and Subconcessionaires, the Studio City Project will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each Concessionaire will only be permitted to grant one subconcession. In 2008, the Macau government announced that new services agreements with respect to gaming activities would not be approved or authorized. The moratorium on new gaming services agreements does not currently impact the Casino Management Arrangements. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%. The Macau government has recently stated that the allocation of tables over this ten year period does not need to be uniform and tables may be pre-allocated to new properties in Macau. These restrictions are not legislated or enacted into statutes or ordinances and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2012 was 5,485. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Other Regional Markets

The Studio City Project may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, Vietnam and Cambodia, although they are relatively small compared to those in Macau.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. Despite these openings Macau has continued to show healthy growth. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Employees

All of our corporate and administrative functions will be administered by staff of MCE or its affiliates, subsidiaries or designees. Melco Crown Macau will be responsible for the operation of the Studio City Casino facilities, including hiring, employing, training and supervising casino personnel, including in the pre-opening phase of the Studio City Project, and we will reimburse Melco Crown Macau for all of the costs in connection with its operation of the Studio City Casino, including employee costs.

MCE or its affiliates, subsidiaries or designees currently employ a few members of the project management team for the Studio City Project. Other than some employees being hired directly by us to internally manage and operate the day-to-day design and construction aspects of the Studio City Project, we do not anticipate appointing any other operational officers, or hiring any operational employees, until the Studio City Project is closer to completion.

As the Studio City Project comes closer to completion, we intend to undertake a major recruiting and training program, wherein we will recruit numerous executives, managers and employees with adequate industry experience. Under the casino management arrangements, Melco Crown Macau will be responsible for sales, marketing and advertising and will manage recruitment, training and all other matters related to employees at the Studio City Casino.

Intellectual Property

While our branding strategy has not yet been finalized, we have registered a number of trademarks in Macau and Hong Kong (including the “Where Cotai Begins” trademark), which may ultimately be used as a component of our branding strategy. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for the Studio City Project. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration. Our inability to renew the registration of certain trademarks and the loss of such trademarks could have an adverse effect on our business, financial condition, results of operations and cash flows once the Studio City Project is operational.

Insurance

We intend to obtain insurance of the types and in amounts that are customary in the industry and that we believe will reasonably protect our interests. During the period in which the Studio City Project is being built, we plan to maintain third party liability (including accidental pollution liability), workers compensation and contractor’s all risks insurances.

We also plan to require our general contractors to maintain certain insurance. Following the opening of the Studio City Project, we intend to maintain commercial general liability (including accidental pollution liability), automobile liability, workers compensation, property damage and machinery breakdown and business interruption insurances. We also intend to require certain contractors who may perform work on the Studio City Project, as well as other vendors, to maintain certain insurance. In each case, we expect that the insurance we carry will be subject to various caps on liability, on both a per claim and aggregate basis, as well as certain deductibles and other terms and conditions.

Environmental Matters

Currently, we are not aware of any environmental complaints made against us.

Legal and Administrative Proceedings

We may be subject to legal proceedings from time to time. We are not currently involved in any legal or administrative proceedings that we expect, individually or in the aggregate, to have a material adverse effect on our financial condition, results of operations or liquidity. However, there is one pending dispute that arose when SCI was under the control of the former joint venture partners in relation to certain development costs in connection with the Studio City Project. The claim has since been referred to arbitration and Studio City Developments is now awaiting the arbitrator’s decision. In the absence of the arbitrator’s decision, the directors of SCI are currently not aware of any circumstances that will lead them to believe, and we do not expect, that the claim would have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The board of SCI will be responsible for the overall management of SCI and its subsidiaries, including our company. Our company currently has Clarence Yuk Man Chung as its sole director.

Mr. Clarence Yuk Man Chung is our sole Director. Mr. Chung was appointed as a non-executive director of MCE on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Mr. Chung has served as a director of Melco Leisure and Entertainment Group Limited since 2008. Before joining Melco, he has more than 20 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50 – 2009, 2010 and 2012” by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the NASDAQ Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and director of Melco Crown (Philippines) Resorts Corporation, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Project Management Team

The following table sets forth certain information regarding the project management team for the Studio City Project as of December 31, 2012.

Name	Age	Position/Title
Jaya Jesudason	70	Senior Vice President and Director of Design and Construction
Graham Busst	66	Vice President, Commercial
William Cornish	45	Vice President, Construction
Simon So	57	Director, Construction Projects
Brian Tam	46	Director, Mechanical Electrical Planning
Adam Tsai	45	Senior Manager, Construction
Edmond Kwok	56	Manager, Construction
Henny W. Kruizinga	58	Chief Design Manager (Podium)
Roman Bugryn	61	Chief Design Manager (Hotel)

The members of our senior project management team have experience in property development, construction project management and architecture and design. The project management team will report to MCE and oversee and manage the Studio City Project at each stage of the process from design, construction through to completion of the Studio City Project. Our project management team will work closely with our contractors, including the main construction contractor, architects and engineers and will consist primarily of the following persons.

Jaya Jesudason is Senior Vice President and Project Director of Construction and Design. He joined Melco Crown Entertainment in 2007 as Project Director for the completion of the City of Dreams project. Prior to that, he worked at Kowloon-Canton Railway Corporation (“KCRC”) as a general manager of the west rail project and other rail projects. He was also a divisional manager for the Hong Kong airport project of the Hong Kong Airport Authority.

Graham Busst is Vice President in our Commercial department. He was previously the Commercial Manager for the Leighton-China State-John Holland joint venture in connection with the City of Dreams project, and he previously also served as the Head of Commercial for Gammon and commercial director for Balfour Beatty KCRC Nam Cheong Station and Lok Ma Chau Terminus projects.

William Cornish is Vice President in our Construction department. He was previously the Deputy Project Director and Director of Construction for the Marina Bay Sands Integrated Resort in Singapore. He has also served as Senior Project Manager for Las Vegas Sands Inc. for The Venetian, Cotai and the Sands Casino, Macao. Prior to that, he was Project Manager for PCCW at the Cyberport Development in Hong Kong. Other projects Mr. Cornish worked on include Super Terminal 1 of Hong Kong Air Cargo Terminals Limited at Chek Lap Kok Airport.

Simon So is Director in our Construction Projects department. He was previously a project director on the Orient Town Project for the One Oasis Project. He also has extensive project management experience, having worked on developments such as City of Dreams, Venetian Phase 1 (Macau), Shatin to Central Link and West Rail.

Brian Tam is Director in our Mechanical Electrical Planning department. He is responsible for all of the mechanical and electrical works for the Studio City Project. He previously held a senior position with Balfour Beatty and Gammon, and his projects include Cathay Pacific Cargo Terminal, Hong Kong International Airport, One Island East and KCRC West Rail. He also served as Executive Engineer for Hsin Chong Taylor Woodrow Joint Venture at Hung Hum Station Renovation and Extension Project.

Adam Tsai is Senior Manager in our Construction department. He previously served as a project director at Mirage Project Management Ltd. and from 2005 to 2008, was a deputy project director for MGM Macau project.

Edmond Kwok is Manager in our Construction department. He was previously a construction manager for Leighton Contractors Asia, responsible for construction of tunnels between Tse Uk Chuen and Shek Yam of Express Rail Link, Hong Kong. He has also worked for Leighton-China State-John Holland joint venture for the City of Dreams project as deputy construction manager.

Henny W. Kruizinga is our Chief Design Manager (Podium). He is responsible for all of the podium design management including gaming, retail, restaurants, pool, facade and landscape facilities. From 2007 through 2010, he was the Director of Design for the Cosmopolitan of Las Vegas Resort & Casino, and prior to that, he served as Director of Design for Marnell Corrao Associates and MGM Mirage Resorts, both located in Las Vegas.

Roman Bugryn is our Chief Design Manager (Hotel). He has 35 years of experience in the construction industry as a consultant on a variety of types of projects. He was previously a site architect in Sharm El Sheikh, Egypt for the resort/hotel/villa development project of Emir’s Palace for Qatar Development Corporation. From 2007 to 2009, he served as Design Director in City of Dreams and from 1999 to 2006, he served as Director of Architectural Practice for Mirvac.

Closer to the opening of the Studio City Project, we will appoint a President on terms that will be in line with industry practice. We plan to appoint a candidate with qualifications and expertise that match those appointed by our competitors. The responsibilities of the President will be determined by the board of SCI from time to time.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2012 and 2011, see note 13 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

On October 19, 2012, Studio City Company Limited (the “Borrower”), New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in SCI) and MCE entered into a commitment letter (the “Commitment Letter”) with certain lenders (the “Studio City Lenders”) for the Studio City Project Facility in an aggregate amount of US$1.4 billion equivalent to fund the Studio City Project. The Commitment Letter sets out the terms and conditions on which the Studio City Lenders are willing to arrange, manage the syndication of and underwrite the Studio City Project Facility to be provided to the Studio City Borrower. These terms and conditions include the principal terms of the Studio City Project Facility and conditions precedent to entering into the definitive agreement of the Studio City Project Facility.

Studio City Project Facility

On January 28, 2013, Studio City Company Limited, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility (the “Delayed Draw Term Loan Facility”) and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility (the “Revolving Credit Facility”), each as described in further detail below.

Delayed Draw Term Loan Facility

The Studio City Project Facility matures on the date which is five years after the signing date of the definitive agreement of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the opening date of the Studio City Project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until the date falling 18 months after the Signing Date.

Revolving Credit Facility

The Studio City Revolving Credit Facility matures on the date which is five years after the Signing Date and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the opening date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to US$49.83 million), and may be borrowed in full on a revolving basis after the Opening Date.

Use of Proceeds

Delayed Draw Term Loan Facility

The proceeds of borrowings under the Delayed Draw Term Loan Facility shall be used to finance or refinance the design, development, construction and pre-opening costs of the Studio City Project (including interest and other financing costs) and to pay fees and expenses incurred in connection therewith.

Revolving Credit Facility

The proceeds of borrowings under the Revolving Credit Facility may be used:

(i)	for the issuance of letters of credit, subject to a limit of up to HK$387,710,000 (equivalent to approximately US$50 million); and

(ii)	(for all drawings) to finance the general corporate purposes and working capital needs of the Borrower and its subsidiaries following the opening date (including, in certain circumstances, interest on the Studio City Project Facility and the Studio City Notes).

Repayment

The Delayed Draw Term Loan Facility amortizes by three percent on a quarterly basis commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the signing of the Studio City

Project Facility and (ii) the end of the second full fiscal quarter after the opening date, with a balloon payment due on the final maturity date of the Delayed Draw Term Loan Facility, which is five years after the signing of the Studio City Project Facility. No amortization shall be required with respect to the Revolving Credit Facility. The final maturity date of the Revolving Credit Facility shall also be the date which is five years after the signing of the Studio City Project Facility.

Interest and Fees

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

The Borrower is obligated to pay a commitment fee of 40% of the applicable margin on the unused portions of the Studio City Project Facility from the signing of the Studio City Project Facility through the applicable availability period.

Completion Support

It will be a condition precedent to the funding of the Studio City Project Facility (and therefore must be established prior to the first disbursement from the note proceeds account under the Studio City Notes) that SCI shall procure completion support with an aggregate liability cap of US$225 million (the “Completion Support”), backed by either (i) letters of credit from acceptable financial institutions, including those with specified credit ratings, or (ii) cash collateral of US$225 million.

Calls under the Completion Support will be made in accordance with the Studio City Project Facility (which, in certain circumstances, will provide for its application against amounts outstanding under the Studio City Project Facility), and the Studio City Notes will not directly benefit from the Completion Support.

Security

Security for the Studio City Project Facility and any hedging related thereto will include, among others, first-ranking security over all or substantially all of the assets (including, other than in respect of Studio City Investments, shares) of Studio City Investments, the Borrower and the subsidiary guarantors, including a mortgage of certain land. Certain contractual counterparties, including Melco Crown Macau, will be required to enter into direct agreements with the finance parties under the Studio City Project Facility, which will modify the operation of their contracts, including the rights of the parties thereunder. In the case of Melco Crown Macau, this may give rise to a right to retain (after an agreed period following enforcement of the security) (and not reinvest) a portion of the revenues from its operation of the Studio City Casino.

Covenants

Studio City Investments and its subsidiaries (the “Obligors”) will be required to comply with certain negative and affirmative covenants that are customary for a financing of this nature, including certain covenants relating to the Project. These covenants will include, among others, restrictions (subject to certain exceptions) on the ability of the Obligors to:

•	create or permit to subsist any encumbrance or other security interest;

•	dispose of any of its assets;

•	make investments;

•	make any loan or advance or guarantee indebtedness;

•	incur or make payments in respect of indebtedness; or

•	make dividends or distributions.

In addition, the Borrower is required to comply with certain financial covenants, which will include tests of the following ratios:

•	cashflow to debt service;

•	EBITDA to finance charges;

•	senior first lien debt to EBITDA; and

•	total debt to EBITDA,

in each case as defined under the Studio City Project Facility and tested quarterly (commencing on the earlier of June 30, 2016 and the end of the second full fiscal quarter after the opening date of the Studio City Project).

The financial covenants will also include a limitation on additional capital expenditure until an agreed period after the opening date.

Events of Default

The Studio City Project Facility will contain customary events of default, including events of default relating to the failure to achieve opening and construction completion of the Studio City Project by agreed long stop dates.

Other Financing

To the extent permitted by the Studio City Project Facility and the indenture for the Studio City Notes, we may obtain financing in the form of, among other things, additional equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund further project development.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Page(s)
Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-3

Consolidated Statements of Operations for the years ended December 31, 2012 and 2011	F-4

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012 and 2011	F-5

Consolidated Statements of Shareholder’s Equity (Deficit) for the years ended December 31, 2012 and 2011	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011	F-7 – F-8

Notes to Consolidated Financial Statements for the years ended December 31, 2012 and 2011	F-9 – F-26

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and the Board of Directors of Studio City Finance Limited (A Development Stage Company):

We have audited the accompanying consolidated financial statements of Studio City Finance Limited and its subsidiaries (a development stage company) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholder’s equity (deficit) and cash flows for the years then ended, and for the period from August 22, 2000 (date of incorporation) to December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of the Company for the period August 22, 2000 (date of incorporation) through December 31, 2010, which reflect total net loss of US$23,329,000 of the related totals. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of the other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Studio City Finance Limited and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, and for the period from August 22, 2000 (date of incorporation) to December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Predecessor Auditors’ Opinion on 2010 Consolidated Financial Statements

The consolidated financial statements of the Company as of and for the year ended December 31, 2010 and for the period August 22, 2000 (date of incorporation) through December 31, 2010 were audited by other auditors whose report, dated October 29, 2012, expressed an unmodified opinion on those consolidated statements.

/s/  Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 30, 2013

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$—	$5,393
Restricted cash (Note 6)	125,463	—
Amounts due from affiliated companies (Note 13(a))	540	—
Prepaid expenses and other current assets	2,669	1,368

Total current assets	128,672	6,761

PROPERTY AND EQUIPMENT, NET (Note 3)	272,421	162,028

LONG-TERM PREPAYMENT AND DEPOSITS	20,371	432

RESTRICTED CASH (Note 6)	741,683	—

DEFERRED FINANCING COST	16,546	—

LAND USE RIGHT, NET (Note 4)	166,435	70,767

TOTAL ASSETS	$1,346,128	$239,988

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)

CURRENT LIABILITIES
Accrued expenses and other current liabilities (Note 5)	$104,018	$9,915
Amounts due to affiliated companies (Note 13(b))	1,547	159,142
Amount due to ultimate holding company (Note 13(c))	354	625
Amount due to intermediate holding company (Note 13(d))	—	30

Total current liabilities	105,919	169,712

LONG-TERM DEBT (Note 6)	825,000	—

ADVANCE FROM IMMEDIATE HOLDING COMPANY (Note 13(e))	90,084	—

LOAN FROM INTERMEDIATE HOLDING COMPANY (Note 13(f))	—	53,131

OTHER LONG-TERM LIABILITIES	1,608	—

LAND USE RIGHT PAYABLE (Note 12(b))	71,358	47,020

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDER’S EQUITY (DEFICIT)

Ordinary shares at US$1 par value per share
(Authorized—50,000 shares and issued—1 share as of December 31, 2012 and 2011) (Note 8)	—	—
Additional paid-in capital (Note 13(b), (d) and (f))	298,596	—
Accumulated other comprehensive loss	(65)	(65)
Deficit accumulated during the development stage	(46,372)	(29,810)

Total shareholder’s equity (deficit)	252,159	(29,875)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)	$1,346,128	$239,988

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,		From inception of Studio City Holdings Two Limited (“Studio City Holdings Two”) on August 22, 2000 to December 31, 2012 (Note 1)

	2012	2011
OPERATING REVENUE
Other revenue	$655	$—	$655

OPERATING COSTS AND EXPENSES
General and administrative	(972)	(672)	(20,408)
Amortization of land use right	(8,817)	(1,945)	(12,025)
Depreciation	—	—	(238)
Pre-opening costs	(2,672)	(1,140)	(3,812)

Total operating costs and expenses	(12,461)	(3,757)	(36,483)

OPERATING LOSS	(11,806)	(3,757)	(35,828)

NON-OPERATING EXPENSES
Interest income	8	—	8
Interest expenses, net of capitalized interest	(4,616)	(1,285)	(8,965)
Amortization of deferred financing cost	(123)	—	(123)
Foreign exchange loss, net	(25)	(1)	(26)

Total non-operating expenses	(4,756)	(1,286)	(9,106)

NET LOSS	$(16,562)	$(5,043)	$(44,934)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	Year Ended December 31,		From inception of Studio City Holdings Two on August 22, 2000 to December 31, 2012 (Note 1)

	2012	2011

Net loss for the year/period	$(16,562)	$(5,043)	$(44,934)

Other comprehensive loss:
Foreign currency translation adjustment	—	(65)	(65)

Other comprehensive loss	—	(65)	(65)

Total comprehensive loss	$(16,562)	$(5,108)	$(44,999)

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Share		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Deficit Accumulated During the Development Stage	Total Shareholder’s (Deficit) Equity

	Share	Amount
Issue of share (Notes 1 and 8)	1	$—	$—	$—	$—	$—
Net loss for the period	—	—	—	—	(193)	(193)

BALANCE AT DECEMBER 31, 2001	1	—	—	—	(193)	(193)
Net loss for the year	—	—	—	—	(282)	(282)

BALANCE AT DECEMBER 31, 2002	1	—	—	—	(475)	(475)
Net loss for the year	—	—	—	—	(274)	(274)

BALANCE AT DECEMBER 31, 2003	1	—	—	—	(749)	(749)
Net loss for the year	—	—	—	—	(345)	(345)

BALANCE AT DECEMBER 31, 2004	1	—	—	—	(1,094)	(1,094)
Net loss for the year	—	—	—	—	(437)	(437)

BALANCE AT DECEMBER 31, 2005	1	—	—	—	(1,531)	(1,531)
Net loss for the year	—	—	—	—	(987)	(987)

BALANCE AT DECEMBER 31, 2006	1	—	—	—	(2,518)	(2,518)
Net loss for the year	—	—	—	—	(7,551)	(7,551)

BALANCE AT DECEMBER 31, 2007	1	—	—	—	(10,069)	(10,069)
Net loss for the year	—	—	—	—	(3,174)	(3,174)

BALANCE AT DECEMBER 31, 2008	1	—	—	—	(13,243)	(13,243)
Net loss for the year	—	—	—	—	(3,782)	(3,782)

BALANCE AT DECEMBER 31, 2009	1	—	—	—	(17,025)	(17,025)
Net loss for the year	—	—	—	—	(6,304)	(6,304)

BALANCE AT DECEMBER 31, 2010	1	—	—	—	(23,329)	(23,329)
Net loss for the year	—	—	—	—	(5,043)	(5,043)
Foreign currency translation adjustment	—	—	—	(65)	—	(65)
Write off of outstanding balance due from a dissolved affiliated company as deemed capital contribution (Note 13)	—	—	—	—	(1,438)	(1,438)

BALANCE AT DECEMBER 31, 2011	1	—	—	(65)	(29,810)	(29,875)
Net loss for the year	—	—	—	—	(16,562)	(16,562)
Waiver of outstanding balance due to immediate holding company as capital contribution (Note 13(b), (d) and (f))	—	—	298,596	—	—	298,596

BALANCE AT DECEMBER 31, 2012	1	$—	$298,596	$(65)	$(46,372)	$252,159

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,		From inception of Studio City Holdings Two on August 22, 2000 to December 31, 2012 (Note 1)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,562)	$(5,043)	$(44,934)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,817	1,945	12,263
Amortization of deferred financing cost	123	—	123
Impairment loss recognized on property and equipment	—	—	366
Loss on disposal of property and equipment	—	—	13
Increase in interest payable on loan from intermediate holding company	30	1,285	4,379
Changes in operating assets and liabilities:
Amounts due from affiliated companies	(635)	(2)	(2,069)
Prepaid expenses and other current assets	(1,301)	(1,241)	(2,669)
Long-term prepayment and deposits	(489)	—	(920)
Accrued expenses and other current liabilities	5,781	(694)	7,011
Amounts due to affiliated companies	221	514	735
Amount due to ultimate holding company	(271)	625	354
Amount due to intermediate holding company	—	—	30

Net cash used in operating activities	(4,286)	(2,611)	(25,318)

CASH FLOWS FROM INVESTING ACTIVITIES
Change in restricted cash	(867,146)	—	(867,146)
Acquisition of property and equipment	(66,204)	(14,068)	(207,664)
Payment for land use right	(35,428)	—	(62,318)
Proceeds from sale of property and equipment	—	—	2

Net cash used in investing activities	(968,778)	(14,068)	(1,137,126)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of deferred financing cost	(18,812)	—	(18,812)
Payment of deferred financing cost	(15,094)	—	(15,094)
Proceeds from long-term debt	825,000	—	825,000
Amount due to an affiliated company	86,493	21,918	239,856
Advance from immediate holding company	90,084	—	90,084
Loan from intermediate holding company	—	—	41,409

Net cash provided by financing activities	967,671	21,918	1,162,443

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	—	1	1

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,393)	5,240	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR/PERIOD	5,393	153	—

CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD	$—	$5,393	$—

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS—continued

(In thousands of U.S. dollars)

	Year Ended December 31,		From inception of Studio City Holdings Two on August 22, 2000 to December 31, 2012 (Note 1)

	2012	2011
NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	$45,461	$8,321	$51,797
Construction costs and property and equipment funded through amounts due from/to affiliated companies	$774	$4,330	$4,301
Construction costs funded through loan from intermediate holding company	$1,682	$911	$8,921
Land use right cost funded through land use right payable	$69,057	$47,020	$116,077
Deferred financing cost funded through accrued expenses and other current liabilities	$2,080	$—	$2,080
Deferred financing cost funded through amounts due to affiliated companies	$133	$—	$133
Write off of outstanding balance due from a dissolved affiliated company as deemed capital contribution	$—	$1,438	$1,438
Waiver of outstanding balance due to immediate holding company as capital contribution (Note 13(b), (d) and (f))	$298,596	$—	$298,596

The accompanying notes are an integral part of the consolidated financial statements.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Studio City Finance Limited (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on September 28, 2011 and was indirectly wholly owned by Studio City International Holdings Limited (“Studio City International”), which in turn was 60% held indirectly by Melco Crown Entertainment Limited (“MCE”) and 40% held indirectly by New Cotai, LLC (“New Cotai”). MCE’s American depository shares are traded on the NASDAQ Global Select Market in the United States of America (“U.S.”) and MCE’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). New Cotai is a private company incorporated in the U.S..

Immediately before the Reorganization as described below, the Group comprised of i) Studio City Holdings Two; ii) Studio City Developments Limited (“Studio City Developments”); iii) Studio City Services Limited (“Studio City Services”); iv) Studio City Hospitality and Services Limited (“Studio City Hospitality”); v) Studio City Hotels Limited (“Studio City Hotels”); vi) New Cotai Entertainment, LLC (“New Cotai Entertainment”); vii) Studio City Entertainment Limited (“Studio City Entertainment”); viii) Studio City Investments Limited (“Studio City Investments”); and ix) Studio City Company Limited (“Studio City Company”). Companies of i) to vii) above are collectively referred to as the reorganization companies (the “Reorganization Companies”). Immediately before the Reorganization as described below, Studio City Holdings Two, a company incorporated in the BVI, held 96% of Studio City Developments, Studio City Services and Studio City Hotels, companies incorporated in the Macau Special Administrative Region of the People’s Republic of China (“Macau”). The remaining 4% of Studio City Hotels was held directly by Studio City Company. Studio City Services in turn held 100% of Studio City Hospitality, a company incorporated in Macau. New Cotai Entertainment, a company incorporated in the U.S., held 99% of Studio City Entertainment, a company incorporated in Macau. The Company held 100% of Studio City Investments, which in turn held 100% of Studio City Company, both Studio City Investments and Studio City Company were incorporated in the BVI. The remaining 4% in each of Studio City Developments and Studio City Services, and 1% of Studio City Entertainment were held directly by Studio City International, which also held 100% of Studio City Holdings Two and New Cotai Entertainment, and was considered the then ultimate holding company.

Pursuant to a reorganization dated January 3, 2012 (the “Reorganization”), Studio City Company acquired that entire equity interests in the Reorganization Companies from Studio City International. As a result, the Company became the intermediate holding company of the Reorganization Companies. The Reorganization Companies were wholly owned directly or indirectly by Studio City International immediately before the Reorganization. The Reorganization was accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests, with assets and liabilities stated at their historical amounts and the share capital of the Company reflected as if it was issued on August 22, 2000, the date of incorporation of Studio City Holdings Two, which was the first incorporated company among the Reorganization Companies. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The Company conducts its principal activities through its wholly-owned subsidiaries, which are all located in Macau and the BVI, and U.S. until the dissolution of New Cotai Entertainment on August 27, 2012. The Company together with its subsidiaries (including those subsidiaries newly incorporated after the Reorganization) (collectively referred to as the “Group”) does not conduct any substantive operations and is in the development stage, as defined under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 915-205, Development-Stage Entities, and currently owns Studio City—an integrated resort comprising entertainment, retail and gaming facilities being developed in Cotai, Macau.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the U.S. (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

The Reorganization was accounted for as a reorganization of entities under common control in a manner similar to pooling-of-interests, with assets and liabilities stated at their historical amounts. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

Restricted cash comprises of proceeds from the offering of the Company’s $825,000 8.50% senior notes, due 2020 (the “Studio City Notes”) and other bank accounts that are restricted for withdrawal and payment of Studio City project costs in accordance with the terms of Studio City Notes and other associated agreement as disclosed in Note 6.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(f)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of Studio City, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing cost, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated entertainment, retail and gaming resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated on a straight-line basis over the asset’s estimated useful life. Estimated useful life of furniture, fixtures and equipment is 3 to 5 years.

(g)	Capitalization of Interest and Amortization of Deferred Financing Cost

Interest and amortization of deferred financing cost incurred on funds used to construct Studio City during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the loan from intermediate holding company, the Studio City Notes and the land premium payable for the land use right where Studio City is located. The capitalization of interest and amortization of deferred financing cost ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $10,065 and $2,196, of which $5,449 and $911 were capitalized for the years ended December 31, 2012 and 2011, respectively. No amortization of deferred financing cost was capitalized for the year ended December 31, 2012.

(h)	Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

(i)	Deferred Financing Cost

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(j)	Land Use Right, Net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(k)	Pre-opening Costs

Pre-opening costs, consist primarily of expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with the start-up operations of Studio City.

(l)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.

(m)	Income Tax

The Group is subject to income taxes in Macau where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(n)	Comprehensive Loss and Accumulated Other Comprehensive Loss

Comprehensive loss includes net loss and foreign currency translation adjustment and is reported in the consolidated statements of comprehensive loss. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive loss, which was adopted by the Group on January 1, 2012.

As of December 31, 2012 and 2011, the Group’s accumulated other comprehensive loss consisted solely of foreign currency translation adjustment.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—continued

(o)	Recent Changes in Accounting Standards

Newly adopted accounting pronouncement:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards. The FASB update clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The adoption of this amended standard was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement and not within a statement of changes in equity and amending other presentation and disclosure requirements concerning comprehensive income. In December 2011, the FASB issued an accounting standard update to defer the requirement to present reclassifications between other comprehensive income or loss and net income or loss. The Group adopted these pronouncements on January 1, 2012. The presentation of comprehensive income was retrospectively applied for all the periods presented. The adoption of these pronouncements did not have a significant effect on the Group’s consolidated financial results or disclosures. Refer to consolidated statements of comprehensive loss for the required presentation.

3.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost
Furniture, fixtures and equipment	$528	$—
Less: accumulated depreciation	(38)	—

Sub-total	$490	$—
Construction in progress	271,931	162,028

Property and equipment, net	$272,421	$162,028

As of December 31, 2012 and 2011, construction in progress in relation to Studio City included interest paid or payable on the loan from intermediate holding company, the Studio City Notes, the land premium payable for the land use right where Studio City is located and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $30,168 and $13,482, respectively.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

4.	LAND USE RIGHT, NET

	December 31,
	2012	2011
Cost	$178,464	$73,979
Less: accumulated amortization	(12,029)	(3,212)

Land use right, net	$166,435	$70,767

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry date of the lease of the land use right in Macau, where Studio City site located and construction cost incurred, is October 2026.

Upon completion of the acquisition of 60% equity interest in Studio City International by MCE, through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai Investments”) on July 27, 2011 (the “Acquisition Transaction”), the land use right cost was recognized in accordance with the proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments in November 2006. In June 2012, Studio City Developments recognized an additional land premium upon acceptance of the final amendment proposal issued by the Macau Government which was published in the Macau official gazette on July 25, 2012. Further information on the final amendment proposal is included in Note 12(b).

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2011
Construction costs payable	$46,378	$8,666
Land use right payable	44,719	—
Operating expense and other accruals	12,921	1,249

	$104,018	$9,915

6.	LONG-TERM DEBT

December 31,
2012
Studio City Notes	$825,000
Current portion of long-term debt	—

$825,000

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

6.	LONG-TERM DEBT—continued

Studio City Notes

On November 26, 2012, the Company issued and listed the Studio City Notes of $825,000 on the Official List of Singapore Exchange Securities Trading Limited. The Studio City Notes were priced at par. The Studio City Notes are general obligations of the Company, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from the Company to or on behalf of Studio City Investments or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company. The Studio City Notes are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of the Company and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility to be provided to Studio City Company (the “Studio City Borrower”) as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.50% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. The Company will use the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering have been deposited in a bank account of the Company (the “Escrow Account”), which is restricted for use and was released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds was deposited in a bank account of the Company (the “Note Proceeds Account”) and will be available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of the Company (the “Note Interest Reserve Account”), which is restricted for use to pay future interest payments until the opening date (as defined in the Studio City Project Facility, the “Opening Date”) of the Studio City project. Concurrent with the submission of the first utilization request under the Studio City Project Facility, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 will be released from the Note Interest Reserve Account and be deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility, and the remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”). The security agent of the Studio City Project Facility will have security over the Note Debt Service Reserve Account and the Revenue Account. As of December 31, 2012, all of the net proceeds of Studio City Notes were placed in the Escrow Account. The Group classified 12-month sum of interest due on the Studio City Notes of $70,125 in the Escrow Account as current portion of restricted cash, while the remaining amount in the Escrow Account of $741,683 was classified as non-current portion of restricted cash on the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the Studio City Notes of $16,669 as deferred financing cost.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

6.	LONG-TERM DEBT—continued

Studio City Notes—continued

On November 26, 2012, the Company and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs will be financed in the following order:

•	the funding from MCE and New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai) in an aggregate amount of $825,000 will be used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account will be used until they have been exhausted; and

•

thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, will be used until they have been exhausted.

The Studio City Notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the issue date through the date of redemption in the event the Studio City Project Facility are not executed on or before March 31, 2013. The Studio City Project Facility was executed on January 28, 2013.

The Studio City Notes will also be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the last interest payment date through the date of redemption in the event that the funds are not released from the Note Proceeds Account prior to the date that is one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date.

At any time prior to December 1, 2015, the Company may redeem up to 35% of the aggregate principal amount of the Studio City Notes, with the net cash proceeds of certain equity offerings at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

At any time prior to December 1, 2015, the Company may also redeem all or part of the Studio City Notes at a redemption price equal to 100% of the principal amount plus the applicable premium described in the related offering memorandum plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

At any time on or after December 1, 2015, 2016, 2017 and 2018 and thereafter, the Company may redeem all or part of the Studio City Notes at the redemption prices of 106.375%, 104.250%, 102.125% and 100.000%, respectively, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

In addition, subject to certain exceptions and as more fully described in the related offering memorandum, the Company may redeem the Studio City Notes in whole, but not in part, at a price equal to 100% of the principal amount plus accrued interest and unpaid interest and additional amounts, if any, to the date fixed by the Company for redemption, if the Company or any one of the Studio City Notes Guarantors would become obligated to pay certain additional amounts as a result of certain changes in specified tax laws or certain other circumstances. The Company may also redeem the Studio City Notes if the gaming authority of any jurisdiction in which the Company or any of its affiliates (including Melco Crown (Macau) Limited (formerly known as Melco Crown Gaming (Macau) Limited, an indirect subsidiary of MCE) conducts or proposes to conduct gaming requires holders or beneficial owners of the Studio City Notes to be licensed, qualified or found suitable under applicable gaming laws and such holders or beneficial owners, as the case may be, fails to apply or become licensed or qualified within the required time period or is found unsuitable.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

6.	LONG-TERM DEBT—continued

Studio City Notes—continued

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of the Company and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2012, management believes that the Company was in compliance with each of the financial restrictions and requirements.

In relation to aforesaid paragraphs, there are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by the Company and its respective restricted subsidiaries to persons who are not the Company or members of the Company respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2012, the net assets of the Company and its respective restricted subsidiaries of approximately $252,000 were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On October 19, 2012, MCE, New Cotai Investments and the Studio City Borrower entered into a commitment letter (the “Commitment Letter”) with certain lenders (the “Studio City Lenders”) for senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of $1,400,000 equivalent to fund the Studio City project. The Commitment Letter sets out the terms and conditions on which the Studio City Lenders are willing to arrange, manage the syndication of and underwrite the Studio City Project Facility to be provided to the Studio City Borrower. These terms and conditions include the principal terms of the Studio City Project Facility and conditions precedent to entering into the definitive agreement of the Studio City Project Facility.

On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter. The Studio City Project Facility was denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on the date which is five years after the signing date of the definitive agreement of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until the date falling 18 months after the Signing Date. The Studio City Revolving Credit Facility matures on the date which is five years after the Signing Date and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility includes a first-priority mortgage over the land where the Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Studio City Project Facility contains affirmative, negative and financial covenants customary to such financings.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

6.	LONG-TERM DEBT—continued

Studio City Project Facility—continued

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements reasonably satisfactory to the Studio City Lenders to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period, which starts from the Signing Date of the definitive agreement of the Studio City Project Facility.

In connection with the Studio City Project Facility, Studio City International procured a completion guarantee, contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, Studio City International has agreed to either maintain letters of credit (with a liability cap of $225,000) in favor of the security agent for the Studio City Project Facility or cash collateral of $225,000. These letters of credit or cash collateral are required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with.

Total interest on long-term debt consisted of interest for the Studio City Notes was $5,844 for the year ended December 31, 2012, of which $1,258 was capitalized.

During the year ended December 31, 2012, the Group’s average borrowing rate was 8.50% per annum.

Scheduled maturities of the long-term debt as of December 31, 2012 are as follows:

Year ending December 31,
2013	$—
2014	—
2015	—
2016	—
2017	—
Over 2017	825,000

$825,000

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

7.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits and advance from immediate holding company approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2012 which consisted of Studio City Notes was approximately $868,634. Fair value was estimated using quoted market price and represented a level 1 measurement for the Studio City Notes. Additionally, the carrying values of land use right payable and loan from intermediate holding company approximated fair value as the instruments carried either the fixed interest rate or the variable interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2012 and 2011, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

8.	CAPITAL STRUCTURE

The Company was incorporated on September 28, 2011 with authorized share capital of 50,000 shares of US$1 par value per share. On the date of incorporation, 1 share of US$1 par value per share was issued as a subscriber’s share. As of December 31, 2012 and 2011, 1 share was issued and fully paid.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

9.	INCOME TAX

No income taxes are imposed on the Company and certain subsidiaries in the BVI, where they are incorporated. Certain subsidiaries incorporated or conducting businesses in Macau are subject to Macau Complementary Tax during the years ended December 31, 2012 and 2011.

A reconciliation of the income tax from loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2012	2011
Loss before income tax	$(16,562)	$(5,043)
Macau Complementary Tax rate	12%	12%
Income tax credit at Macau Complementary Tax rate	(1,987)	(605)
Effect of expense for which no income tax benefit is receivable	1,674	137
Change in valuation allowance	313	468

	$—	$—

Macau Complementary Tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2012 and 2011, if applicable. No provision for Macau Complementary Tax for the years ended December 31, 2012 and 2011 were made as there was no taxable income for subsidiaries that operate in Macau.

The effective tax rates for the years ended December 31, 2012 and 2011 were 0% in each of those years. Such rates differ from the statutory Macau Complementary Tax rate of 12% due to the effect of expense for which no income tax benefit is receivable and change in valuation allowance for the years ended December 31, 2012 and 2011.

The deferred tax assets as of December 31, 2012 and 2011 consisted of the following:

	December 31,
	2012	2011
Deferred tax assets, non-current
Deferred deductible expenses	$3,089	$2,776
Valuation allowance	(3,089)	(2,776)

Total net deferred tax assets, non-current	$—	$—

As of December 31, 2012 and 2011, valuation allowance of $3,089 and $2,776 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets primarily related to deferred deductible expense will be realized.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

9.	INCOME TAX—continued

An evaluation of the tax position for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax position were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there were no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2012 and 2011 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2012 and 2011, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company’s subsidiaries remain open and subject to examination by the tax authority of Macau until the statute of limitation expires in 5 years.

10.	EMPLOYEE BENEFIT PLAN

The Group provides defined contribution plan for its employees in Macau. For the years ended December 31, 2012 and 2011, the Group’s contributions into the plan were $63 and nil, respectively.

11.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2012 and 2011, the legal reserve was nil and no reserve was set aside during the years ended December 31, 2012 and 2011.

The indenture governing the Studio City Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for the Company and its respective restricted subsidiaries.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2012, the Group had capital commitments contracted for but not provided mainly for the construction of Studio City totaling $709,437.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

12.	COMMITMENTS AND CONTINGENCIES—continued

(b)	Other Commitments

Land concession contract

In October 2001, the Macau Government granted a parcel of land in Macau on which Studio City is located to Studio City Developments. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contract has a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and impose special development conditions. Studio City Developments are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

In accordance with the terms of the land concession contract, a land premium of approximately $2,910 was paid in 2005, a guarantee deposit of approximately $105 was made and government land use fees of approximately $105 per annum are payable. Since 2005, the land concession contract has been in the process of being amended.

In November 2006, the Macau Government issued a proposed amendment which was accepted by Studio City Developments that required an additional land premium of approximately $70,581 and the government land use fees would be revised to approximately $326 per annum during the development period of Studio City and approximately $527 per annum after the development period. An additional guarantee deposit of approximately $326 was paid upon acceptance of the land lease terms and conditions proposed by the Macau Government. Approximately $23,561 of the additional land premium was paid in 2006 and the remaining amount of approximately $47,020 would be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid within six months from the date the amended contract would be published in the Macau official gazette. The November 2006 proposed amendment was not published and since that date other amendments have been requested and are in progress with the Macau Government.

On July 25, 2012, an amendment to the land concession contract was published in the Macau official gazette. This amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. The amendment also revised the land premium to approximately $174,954 and revised the government land use fees to approximately $490 per annum during the development period of Studio City and approximately $1,131 per annum after the development period. Studio City Developments accepted the final amendment proposal on June 13, 2012, paid an additional guarantee deposit of approximately $490 to the Macau Government on June 12, 2012 and an additional land premium of approximately $35,316 on June 6, 2012. Apart from the land premium of approximately $23,561 which was paid in 2006, the remaining amount of revised land premium of approximately $116,077 will be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid within six months from the above mentioned date of publication of the amended contract in the Macau official gazette.

As of December 31, 2012 and 2011, the Group’s total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $44,719 and nil, and in land use right payable in an amount of $71,358 and $47,020, respectively. As of December 31, 2012, the Group’s total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract was $12,033.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

12.	COMMITMENTS AND CONTINGENCIES—continued

(c)	Guarantee

Except as disclosed in Note 6 to the consolidated financial statements, the Group has made the following significant guarantee as of December 31, 2012:

•

Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 6, MCE and the Studio City Borrower (on a joint and several basis) and New Cotai Investments (on a several basis) provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents (“Studio City Mandate Documents”), such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of MCE and the Studio City Borrower to the Studio City Lenders and their affiliates. The indemnity does not apply to MCE in respect of any breach by New Cotai Investments of the Studio City Mandate Documents (and vice versa). MCE’s obligations under the indemnity will cease to have effect upon an amount of not less than $500,000 of equity contributions having been made and received by the Studio City Borrower from its shareholders. On the same date, under the terms of an agreement between, among others, MCE and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, MCE has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of MCE or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

(d)	Contingencies

As of December 31, 2012, the Group is currently a party to a legal proceeding which relates to matter arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

13.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012 and 2011, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2012	2011
Transaction with ultimate holding company

MCE	Management fee expense	$1,740	$625

Transactions with intermediate holding company

Studio City International	Interest expense capitalized in construction in progress	1,682	911
	Interest expense recognized as expenses	30	1,285

Transactions with affiliated companies

MCE’s subsidiaries	Management fee capitalized in construction in progress	3,841	1,369
	Management fee recognized as expense	930	515
	Service fee capitalized in construction in progress	67	1
	Management fee income	495	—
Sociedade de Jogos de Macau, S.A.(1)	Traveling expense capitalized in construction in progress	1	1
A subsidiary of Sociedade de Turismo e Diversões de Macau, S.A.(1)	Traveling expense capitalized in construction in progress	8	—

Note

(1)	Companies in which relatives of Mr. Lawrence Yau Lung Ho, the Chief Executive Officer of MCE, have beneficial interests.

Other Transactions with Related Party

MSCT Limited—Pursuant to the board resolutions of Studio City Developments in November 2011, Studio City Developments waived the right to claim the debt amounting to HK$11,188,523 ($1,438) owed by MSCT Limited, a then subsidiary of Studio City International before its dissolution on December 14, 2011. The outstanding balance due from MSCT Limited was written off as deemed capital contribution and included as an adjustment to the deficit accumulated during the development stage in the consolidated statement of shareholder’s deficit.

(a)	Amounts Due From Affiliated Companies

The outstanding balance due from MCE’s subsidiaries as of December 31, 2012 was $540, the amount was unsecured, non-interest bearing and repayable on demand.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

13.	RELATED PARTY TRANSACTIONS—continued

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
MCE’s subsidiaries	$1,547	$1,912
Studio City (HK) Limited (“Studio City Hong Kong”)(1)	—	157,230

	$1,547	$159,142

Note

(1)	A subsidiary of Studio City International.

The outstanding balances due to affiliated companies as of December 31, 2012 and 2011 as mentioned above were unsecured, non-interest bearing and repayable on demand.

Pursuant to the loan assignment, novation and capitalization agreement dated October 29, 2012 (“Loan Assignment, Novation and Capitalization Agreement”), the amount due to Studio City Hong Kong as of September 30, 2012 of $243,723 was assigned to Studio City Holdings Limited (“Studio City Holdings”), the immediate holding company of the Company and was effectively converted into equity of the Company on October 29, 2012.

(c)	Amount Due To Ultimate Holding Company

MCE—The outstanding balances due to MCE as of December 31, 2012 and 2011 were $354 and $625, respectively, arising from operating expenses, and were unsecured, non-interest bearing and repayable on demand.

(d)	Amount Due To Intermediate Holding Company

Studio City International—The outstanding balance due to Studio City International as of December 31, 2011 was $30, and was unsecured, non-interest bearing and repayable on demand. According to the Loan Assignment, Novation and Capitalization Agreement, the amount due to Studio City International as of September 30, 2012 of $30 was assigned to Studio City Holdings and was effectively converted into equity of the Company on October 29, 2012. There was no outstanding balance due to Studio City International as of December 31, 2012.

(e)	Advance From Immediate Holding Company

Studio City Holdings—The outstanding balance due to Studio City Holdings as of December 31, 2012 was $90,084, mainly for construction of the Studio City, was unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and accordingly, the amount was shown as non-current liabilities in the consolidated balance sheet.

(f)	Loan From Intermediate Holding Company

Studio City International—As of December 31, 2011, the loan from Studio City International of $53,131, was unsecured, interest-bearing at the Hong Kong dollar prime rate quoted by Citibank, N.A. minus 1% per annum and repayable on December 4, 2016. According to the Loan Assignment, Novation and Capitalization Agreement, the loan from Studio City International as of September 30, 2012 of $54,843 was assigned to Studio City Holdings as non-interest bearing loan and was effectively converted into equity of the Company on October 29, 2012. There was no outstanding balance for loan from Studio City International as of December 31, 2012.

STUDIO CITY FINANCE LIMITED

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

(In thousands of U.S. dollars, except share and per share data)

13.	RELATED PARTY TRANSACTIONS—continued

(g)	During the year ended December 31, 2011, New Cotai injected two subsidiaries, New Cotai Entertainment and Studio City Entertainment, with insignificant assets and liabilities to Studio City International, upon completion of the Acquisition Transaction in accordance with the terms and conditions of an agreement dated June 15, 2011 between MCE, MCE Cotai Investments, New Cotai and its shareholder, New Cotai Holdings, LLC.

14.	SUBSEQUENT EVENT

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 30, 2013, the date the consolidated financial statements were available to be issued.

On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter, further details of the Studio City Project Facility was disclosed in Note 6.